UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT

SPECIAL FINANCIAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2018

Secured Real Estate Income Strategies, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10623

Delaware	61-1775079
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2090 N. Kolb Road, Ste 120 Tucson, AZ 85715 (Address of principal executive offices)	20009 (Zip Code)

Tel: (888) 444-2102
Registrant’s telephone number, including area code

Class A Units of Membership Interests
(Title of each class of securities issued pursuant to Regulation A)

Item 3. Financial Statements

Index to Financial Statements of Secured Real Estate Income Strategies, LLC

Secured Real Estate Income Strategies, LLC

Balance Sheets

As of	As of
June 30,2018	December 31,
(unaudited)	2017(*)

ASSETS
Cash and cash equivalents	$23,494	$-
Interest receivable	42,497	-
Accounts receivable	45,863	-
Real estate debt investments	1,808,000	-
Investments in equity method investees	-	-
Deferred offering costs	141,681	142,293
Total Assets	$2,061,535	$142,293

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable	$15,308	15,857
Note payable to related party	158,253	158,253
Distributions payable	12,040
Accrued interest to related party	9,672	9,672
Total Liabilities	$195,273	$183,782

Members’ Equity:
Class A Units issued and outstanding – 5,000,000 authorized and 186,594 outstanding	1,865,943
Class B Units issued and outstanding – 100 authorized and outstanding
Retained Earnings (Accumulated deficit)	320	(41,489)
Total Members’ Equity	1,866,263
Total Liabilities and Members’ Equity	$2,061,535	142,293

*Derived from audited financial statements.

The accompanying notes are an integral part of these financial statements.

Secured Real Estate Income Strategies, LLC

Statements of Operations

For the Six	For the Six
Months Ended	Months Ended
June 30, 2018	June 30, 2017
(unaudited)	(unaudited)

Income
Interest income	$52,369	$-
Other income	27,244	-
Total income	79,613	-

Expenses
Asset management and other fees – related party	9,097	-
General and administrative expenses	33,810	-
Accrued interest to related party	-	-
Total expenses	42,907	-

Net income (loss)	$36,706	$-

The accompanying notes are an integral part of these financial statements. In the opinion of management, all adjustments necessary, in order to make the interim financial statements not misleading, have been included.

Secured Real Estate Income Strategies, LLC

Statement of Member’s Equity

For the Six Months Ended June 30, 2018 (unaudited)

						Total
	Class A Units		Class B Units		Accumulated	Member’s
	Units	Amounts	Units	Amount	Deficit	Equity (Deficit)
Balance, at Formation	-	$ -	100	$ -	$ -	$ -
Class B Units issued to manager	186,594	1,865,943				1,865,943
Net Income/ (loss)					36,706	36,706
Distribution declared on common stock					36,386	36,386
Balance, June 30, 2018	186,594	1,865,943	100	-	320	1,866,263

Net loss	-	-	-	-	-	-
Balance, June 30, 2017	-	$ -	100	$ -	$ (23,085)	$ (23,085)

The accompanying notes are an integral part of these financial statements.

Secured Real Estate Income Strategies, LLC

Statements of Cash Flows

	June 30, 2018	June 30, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/loss	36,706	$ -
Changes in operating assets and liabilities:
Interest receivable	(42,497)
Accounts payable and accrued expenses	(549)
Other assets	(4,374)
Net cash used in operating activities	(10,714)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in debt-related investments	(1,808,000)
Repayment of real estate debt investment	-
Net cash used in investing activities	(1,808,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common shares	1,865,943
Distributions paid	(24,347)
Payments for deferred offering cost	612
Net cash provided by financing activities	1,842,209

Increase in cash and cash equivalents	23,495
Cash and cash equivalents, at beginning of period	-
Cash and cash equivalents, end of period	23,495	$ -

Supplemental disclosures of cash flow information:
Cash paid for interest	$	$
Cash paid for income taxes	$	$

The accompanying notes are an integral part of these financial statements.

Secured Real Estate Income Strategies, LLC

Notes to the Financial Statements (Unaudited)

NOTE 1 – ORGANIZATION AND BUSINESS

Secured Real Estate Income Fund II, LLC (the “Company”) was formed on June 15, 2016 (date of “Formation”) in the State of Delaware.   The Company changed its name to Secured Real Estate Income Strategies, LLC on June 5, 2017. The Company’s headquarters are located in Tucson, Arizona.  The Company was formed for the purpose of investing in a diversified portfolio of real estate loans and other debt instruments collateralized by first and second position security interests in residential real estate in the U.S. and the underlying real estate collateral.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern and Management’s Plans

The Company will rely heavily on equity financing for working capital to fund start-up and development activities. This raises substantial doubt about the Company’s ability to continue as a going concern.  We expect to complete the equity offering and acquire the portfolio of real estate loans during the next 36 months. The manager intends to fund its operations with funding from operational income.  There are no assurances that management will be able to raise capital on terms acceptable to the Company.  If we are unable to obtain sufficient amounts of capital, we may be required to reduce the scope of our planned loan operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties. Despite the inherent risks of any new business, the decades of relevant industry experience coupled with an experienced management team provide our basis for belief that the Company can be a success for stakeholders.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

SECURED REAL ESTATE INCOME STRATEGIES, LLC

(FORMERLY SECURED REAL ESTATE INCOME FUND II, LLC)

NOTES TO FINANCIAL STATEMENTS

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. Fair values were assumed to approximate carrying values because of their short term in nature.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Companys business and operations are sensitive to general business and economic conditions in the U.S. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, we consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Deferred Offering Costs

The Company capitalizes costs of its offering of securities which will be applied against proceeds received if successful. If unsuccessful, such costs will be expensed.

Loans Held for Investment

Loans held for investment will be carried at amortized cost, net of discounts and premiums, deferred loan origination fees, costs and the allowance for loan losses.  Net deferred loan origination fees and costs on loans are amortized or accreted using the interest method over the expected life of the loans.  Amortization of deferred loan fees and costs are discontinued for loans placed on nonaccrual.  Any remaining deferred fees or costs and prepayment fees associated with loans that payoff prior to contractual maturity are included in loan interest income in the period of payoff.  Loan commitment fees received to originate or purchase a loan are deferred and, if the commitment is exercised, recognized over the life of the loan as an adjustment of yield or, if the commitment expires unexercised, recognized as income upon expiration of the commitment.  Loans held for investment are not adjusted to the lower of cost or estimated market value because it is management's intention, and the Company has the ability, to hold these loans to maturity.

SECURED REAL ESTATE INCOME STRATEGIES, LLC

(FORMERLY SECURED REAL ESTATE INCOME FUND II, LLC)

NOTES TO FINANCIAL STATEMENTS

Interest on loans is credited to income as earned.  Interest receivable is accrued only if deemed collectible.  Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans.  The accrual of interest on loans is discontinued when principal or interest is past due 90 days based on contractual terms of the loan or when, in the opinion of management, there is reasonable doubt as to collection of interest.  When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income.  Interest income generally is not recognized on impaired loans unless the likelihood of further loss is remote.  Interest payments received on such loans are applied as a reduction to the loan principal balance.  Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest.

A loan is considered to be impaired when it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. We review loans for impairment when the loan is classified as substandard or worse, delinquent 90 days, determined by management to be collateral dependent, or when the borrower files bankruptcy or is granted a troubled debt restructure. Measurement of impairment is based on the loan’s expected future cash flows discounted at the loan’s effective interest rate, measured by reference to an observable market value, if one exists, or the fair value of the collateral if the loan is deemed collateral dependent.  The Company selects the measurement method on a loan-by-loan basis except those loans deemed collateral dependent.  All loans are generally charged-off at such time the loan is classified as a loss.

Allowance for Loan Losses

The Company will maintain an allowance for loan losses at a level deemed appropriate by management to provide for known or inherent risks in the loan at the reporting date.  The Company has implemented and adheres to an internal asset review system and loss allowance methodology designed to provide for the detection of problem assets and an adequate allowance to cover loan losses.  Our determination of the adequacy of the loan loss allowance is based on an evaluation of the composition of the loan, actual loss experience, industry charge-off experience on income property loans, current economic conditions, and other relevant factors in the area in which the Company’s lending activities are based.  These factors may affect the borrowers’ ability to pay and the value of the underlying collateral.  The allowance is calculated by applying loss factors to loans held for investment according to loan program type and loan classification.  The loss factors are established based primarily upon the Company’s historical loss experience and the industry charge-off experience and are evaluated on a quarterly basis.  Additions and reductions to the allowance are reflected in current operations.

Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are recorded at fair value less cost to sell with any excess loan balance charged against the allowance for estimated loan losses.  The Company will obtain an appraisal and/or market valuation on all real estate owned at the time of possession.  After foreclosure, valuations are periodically performed by management.  Any subsequent fair value losses are recorded to other real estate owned operations with a corresponding write-down to the asset.  All legal fees and direct costs, including foreclosure and other related costs are expensed as incurred.

Stock-Based Compensation

The Company will account for stock options issued to employees under ASC 718 “Share-Based Payment”. Under ASC 718, share-based compensation cost to employees is measured at the grant date,

SECURED REAL ESTATE INCOME STRATEGIES, LLC

(FORMERLY SECURED REAL ESTATE INCOME FUND II, LLC)

NOTES TO FINANCIAL STATEMENTS

based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company will measure compensation expense for its non-employee equity-based compensation under ASC 505 “Equity.” The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to equity-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company is a Limited Liability Company (“LLC”) taxed as a partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the equity holders are liable for individual federal and state income taxes on their respective shares of the Company’s taxable income.  The Company has not yet filed any tax returns. The tax return years 2017 and 2016 are still subject to tax examination by the United States Internal Revenue Service; however, we do not currently have any ongoing tax examinations.

Concentration of Credit Risk

The Company may maintain its cash with a financial institution located in the United States.  The Federal Deposit Insurance Corporation insures balances up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”.  Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as “lessees”, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326):

Measurement of Credit Losses on Financial Instruments. The amendments replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and

SECURED REAL ESTATE INCOME STRATEGIES, LLC

(FORMERLY SECURED REAL ESTATE INCOME FUND II, LLC)

NOTES TO FINANCIAL STATEMENTS

requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For public business entities, the amendment is effective for annual periods beginning after December 15, 2019 and interim period within those annual periods. We are currently evaluating the effects of ASU 2016-13 on its financial statements and disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. We believe that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 - NOTE PAYABLE TO RELATED PARTY

Since July 1, 2016, the Company has had a line of credit for borrowings of up to $125,000 from SREIF Manager II, LLC, a related entity controlled by the managing member.  Borrowings have been historically used to fund operations. Borrowings are subject to interest at 5%, per annum.  During December 31, 2017, the Company increased their borrowing capacity to $175,000 and extending the due date of principal and interest to June 30, 2018. The Company had borrowings totaling $158,253 and accrued interest of $9,672 as of December 31, 2017. As of December 31, 2017, the Company had $16,747 available under the line of credit.  Interest expense was $8,465 for the year ended December 31, 2017. As of June 30, 2018, the Company had borrowings totaling $158,253 and accrued interest of $9,672.  As of June 30, 2018, the Company had $16,747 available under the line of credit.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers.

Dealer Manager/ Placement Agent Agreement

The Company has engaged a broker-dealer, as its dealer-manager and, subject to an overall cap on selling commissions and accountable/nonaccountable expenses of 7.0%, the Company has agreed to pay the broker-dealer commissions of up to 5.5% of the offering proceeds of this offering received by the Company that are derived from investors introduced to the Company by the broker-dealer, which it may reallow and pay to participating broker-dealers, a non-accountable expense allowance for due diligence, marketing and expense reimbursement of up to 1.5% of the gross proceeds, which it may re-allow and pay, in part, to participating broker dealers, and a non-accountable due diligence fee in the amount of $10,000 for filing and legal fees incurred by it.  The Dealer-Manager may also sell Class A Units as part of the selling group, thereby becoming entitled to retain a greater portion of the seven percent (5.5%) selling commissions.  Any portion of the five and a half percent (5.5%) selling commissions retained by the Dealer-Manager would be included within the amount of selling commissions payable by the Company and not in addition thereto.  In addition, the Dealer Manager will be entitled to receive an Investor Processing Fee of $5 per investor.  To the extent that an investor is not introduced by the Dealer Manager or any placement agent or participating broker dealer, such investor will still be required to pay the Investor Processing Fee.  All investors, including investors not introduced by the Dealer Manager or placement agent, will share in the expense of selling commissions and accountable and non-accountable expenses.  The Company had previously engaged Cambria Capital and on October 4, 2016 had advanced

SECURED REAL ESTATE INCOME STRATEGIES, LLC

(FORMERLY SECURED REAL ESTATE INCOME FUND II, LLC)

NOTES TO FINANCIAL STATEMENTS

Cambria Capital a retainer in the amount of $15,000 for the payment of actual, accountable and reasonable out-of-pocket expenses.

NOTE 5 – MEMBER’S EQUITY (DEFICIT)

LLC Units

There will be two classes of Units: Class A Units and Class B Units. The Class A Units have 5,000,000 Units authorized and none outstanding.  The Class A Units are being offered to the public.  The Class B Units has 100 Units authorized and outstanding which are held by the managing member.  See below for further discussion of the terms of these classes of units.  Also, see Note 7.

NOTE 6 – OPERATING AGREEMENT

The Operating Agreement provides, inter alia, for the following:

The limited liability company interests in the Company shall consist exclusively of Interests in the Company. The Interests shall be divided into two (2) classes, the Class B Interests, which shall be held exclusively by the Managing Member and the Class A Interests which shall be held by all other Members as the Investors.

Members holding Class A Interests will be entitled to a Preferred Return of an amount equal to eight percent (8%) per annum of the total amount of unreturned Capital Contributions (including reinvested Net Income) from the inception date of a Member’s initial Capital Contribution.

The Managing Member shall receive an Asset Management Fee in the amount of 2% per annum of the Capital Contributions, as adjusted from time to time.

The Company shall reimburse the Managing Member for organizational and initial offering costs and expenses incurred by the Managing Member in an amount not to exceed $175,000.

Each Member will be required to contribute not less than $5,000 to the Company for the purchase of Class A Interests, although the Managing Member may elect to accept less in its sole discretion.

The Initial Closing shall occur on the first day in which the Company receives Capital Contributions in the aggregate amounts equal to or exceeding the Minimum Capital Amount of $1,000,000 for the purchase of Interests.

The Company generally will bear all costs and expenses associated with the initial setup of the Company and the offering of Interests and its ongoing operations, except as otherwise described in the Offering Circular.

The Company shall distribute Net Income* received with respect to the assets to the relevant Members, subject to any reserves or Company expenses as reasonably determined by the Managing Member. The Company shall make all such distributions of Net Income to the Class A Members and Class B Members in the following order of priority, and among them in accordance with their respective class percentages:

SECURED REAL ESTATE INCOME STRATEGIES, LLC

(FORMERLY SECURED REAL ESTATE INCOME FUND II, LLC)

NOTES TO FINANCIAL STATEMENTS

(i) first, to the Class A Members until the total amount distributed to them equals the amount of their unpaid Class A Preferred Return;

(ii) next, to the Managing Member until the amount distributed pursuant to Section (ii) equals two percent (2%) of the amount distributed to the Class A Members; and,

(iii) the remaining Net Income shall be distributed (a) eighty percent (80%) to the Class A Members and (b) twenty percent (20%) to the Managing Member as its “Carried Interest”.

Capital Withdrawals are subject to an initial twelve (12) month lock-up period  from the date of closing of a purchase of Interests by a Member, and no capital withdrawals will be made by a Member at any time prior to the end of the lock-up period; provided, however, the Managing Member may, in its sole discretion, allow the redemption of a Member’s investment prior to the expiration of the applicable lock-up period subject to a discretionary withdrawal penalty equal to ten percent (10%) of the amount of the capital withdrawal.

The Managing Member or its affiliates may also receive loan processing fees, loan documentation fees and servicing fees as well as fees between 1-5% of the loan amount related to the purchase or sale of a loan, real estate commissions (3-10%) and project management fees (between 1-10%).

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2018 and through the date of this report. During this period the Company has made $744,000 debt investments. After June 30, 2018, the Company had accepted (excluding reinvestment) 114,888 units totaling $ 1,148,880 and redeemed 385,000 units totaling $ 385,000.

Item 8.Exhibits

Exhibit 2.1	Certificate of Formation*
Exhibit 2.1a	Certificate of Amendment to Certificate of Formation*

*	Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned on April 25, 2019, thereunto duly authorized.

Secured Real Estate Income Strategies, LLC

BySREIF Manager II, LLC

Its: Managing Member

By/s/ Thomas Braegelmann

Thomas Braegelmann, Chief Executive Officer

By/s/ Charles Tralka

Charles Tralka, Chief Investment Officer

By/s/ Matthew Sullivan

Matthew Sullivan, Director of Investor Relations

By/s/ Charles Tralka

Chief Financial Officer